Exhibit 1.5

MEDIA RELEASE

April 11, 2013

PLAZACORP RETAIL PROPERTIES LTD. AND KEYREIT REITERATE THE SUPERIORITY OF PLAZACORP’S OFFER FOR KEYREIT; KEYREIT REMINDS UNITHOLDERS TO NOT TENDER TO HUNTINGDON’S OFFER

•                  PLAZACORP OFFER OF $8.35 IS SUPERIOR TO HUNTINGDONS $8.00

FREDERICTON, NB AND TORONTO, ON - Plazacorp Retail Properties Ltd. (TSXV: PLZ) (“Plazacorp”) and KEYreit (TSX: KRE.UN) (“KEYreit”) today reiterate the superiority of Plazacorp’s offer to acquire 100% of the issued and outstanding trust units (the “Units”) of KEYreit for $8.35 per Unit (the “Plazacorp Offer”) over Huntingdon Capital Corp.’s (“Huntingdon”) $8.00 per Unit offer (the “Huntingdon Amended Offer”).  Under the Plazacorp Offer, KEYreit unitholders will have the option to tender their Units for either $8.35 per Unit in cash, subject to a maximum aggregate cash amount of approximately $62.1 million, representing approximately 50% of the consideration, 1.7041 Plazacorp shares per Unit or any combination thereof, subject to proration.  John Bitove, CEO of KEYreit and its largest shareholder, has agreed to tender all of his Units (approximately 16.3% of the outstanding Units) and announced yesterday his intention to elect to receive all of his consideration in Plazacorp shares.  The result of this is that all other unitholders electing to receive cash under the Plazacorp offer would be entitled to receive approximately $5.00 in cash and 0.6862 of a Plazacorp Share per Unit, representing approximately 60% cash consideration for the outstanding Units.  At Plazacorp’s mid-day trading price of $4.74, and based on Mr. Bitove electing for all Plazacorp shares, the resulting value per Unit is approximately $8.24.

Additionally, the Plazacorp Offer will remain open for acceptance until May 16, 2013.  Until this time, KEYreit unitholders will receive an incremental $0.05 per Unit by way of KEYreit’s monthly distribution.  Unlike the Plazacorp Offer, the Huntingdon Amended Offer expires on April 11, 2013 and, as such, would preclude KEYreit unitholders from participating in KEYreit’s distribution payable to unitholders of record on April 30, 2013.

KEYreit reiterates to unitholders the superiority of the Plazacorp Offer as compared to the Huntingdon Amended Offer, which Huntingdon announced Monday (April 8, 2013) was their best and final offer. Unitholders should not tender to Huntingdon’s Amended Offer and should withdraw Units that have already been tendered.

Full details of the Plazacorp Offer, including additional reasons to accept the Plazacorp Offer, are included in the take-over bid circular, which along with the Trustees’ Circular are available on SEDAR at www.sedar.com.

Unitholders who have tendered Units to Huntingdon’s Amended Offer and who wish to obtain advice or assistance in withdrawing their Units are urged to contact their broker or Kingsdale Shareholder Services Inc., the information agent retained by KEYreit, at 1-888-518-1562.  Alternatively, unitholders who have tendered their Units to Huntingdon by submitting a Letter of Transmittal to Huntingdon can withdraw their Units before they have been taken up by Huntingdon by sending a written notice of withdrawal to the Canadian Stock Transfer Company Inc. at its office in Toronto, Ontario specified in Huntingdon’s Letter of Transmittal.

ABOUT PLAZACORP

Plazacorp is a mutual fund corporation and is one of Atlantic Canada’s leading retail property owners and developers.  Plazacorp’s current portfolio includes interests in 119 properties totaling 5.2 million square feet and additional lands held for development.  Plazacorp’s properties include a mix of strip plazas, stand-alone small box retail outlets and enclosed shopping centres anchored by approximately 90% national tenants including Shoppers Drug Mart, Dollarama, Staples, Mark’s Work Warehouse, Sobeys, and others.  Our top ten tenants contribute just over 53% of total rent.  Plazacorp is fully internalized, therefore providing shareholders directly with the synergies that come with an internalized management structure.  Plazacorp has proven its strong “value-add” capabilities to develop, redevelop and acquire retail real estate throughout Atlantic Canada, Quebec and Ontario.  Plazacorp has a strong track record of generating growth in distributions, having increased its distributions at least once every year in the last 10 years.  As a result of its capabilities, its performance and its ability to increase dividends, Plazacorp’s share price has also increased significantly since inception.

More information about Plazacorp can be found on our website at www.plaza.ca or at www.sedar.com.

ABOUT KEYreit

KEYreit (TSX: KRE.UN) is Canada’s premier small-box retail property owner with 225 properties in nine provinces across Canada. KEYreit’s properties are well located and geographically diverse across Canada with the majority of all properties containing long-term quadruple net leases.

To find out more about KEYreit (TSX: KRE.UN), visit our website at www.keyreit.com.

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION

This news release contains forward looking statements relating to our operations and the environment in which we operate, which are based on our expectations, estimates, forecasts and projections. These statements are not future guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward looking statements. Readers, therefore, should not place undue reliance on any such forward looking statements. Further, a forward looking statement speaks only as of the date on which such statement is made. We undertake no obligation to publicly update any such statement, to reflect new information or the occurrence of future events or circumstances, except for forward-looking information disclosed in prior disclosures which, in light of intervening events, requires further explanation to avoid being misleading.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

FOR FURTHER INFORMATION

Visit our website at: www.plaza.ca

Or contact:

Michael Zakuta (President and CEO) at (514) 457-0997 ext #228, or

Floriana Cipollone (Chief Financial Officer) at (416) 848-4583

KEYreit Investor relations, please contact:

Teresa Neto

Chief Financial Officer

416-361-9953

teresa.neto@keyreit.com

KEYreit unitholders, please contact:

Kingsdale Shareholder Services Inc.

1-888-518-1562 toll-free in North America

1-416-867-2272 outside of North America (collect calls accepted)

contactus@kingsdaleshareholder.com